Exhibit 99.3

HUT 8 MINING CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

August 11, 2022

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and 2021 (In thousands of Canadian Dollars, except per share amounts)
TABLE OF CONTENTS

Part I – Company and Highlights
Company	4
2022 second quarter summary	4
2022 second quarter highlights	5

Part II – Review of Financial Results
2022 second quarter operating results summary	6
Analysis of second quarter 2022 financial results	6
Analysis of six months ended June 30, 2022 financial results	7
Summary of quarterly information	9

Part III – Non-IFRS Measures
Non-IFRS measures	11

Part IV – Financial Condition, Liquidity and Capital Resources
Cashflow information	13
Dividends	13
Financial position	14
Capital resources	16

Part V – Risks
Risks and uncertainties	17

Part VI – Accounting Policies, Critical Accounting Estimates and Internal Controls
Accounting estimates and judgments	17
Management’s report on disclosure controls and procedures and Internal Control Over Financial Reporting	18
Abbreviations	18

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and 2021 (In thousands of Canadian Dollars, except per share amounts)
MANAGEMENT’S DISCUSSION AND ANALYSIS

Hut 8 Mining Corp. was incorporated under the laws of the Province of British Columbia on June 9, 2011. Its registered office is located at 745 Thurlow Street, Suite 2400, Vancouver, BC, Canada V6E 0C5, and the corporate headquarters are located at 24 Duncan St., Suite 500, Toronto, ON, Canada, M5V 2B8.

This Management’s Discussion and Analysis (“MD&A”) is dated August 11, 2022, and should be read in conjunction with the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2022 and 2021, the audited consolidated financial statements for the years ended December 31, 2021 and 2020, the annual MD&A for the year ended December 31, 2021, and the annual information form (“AIF”) dated March 17, 2022, of Hut 8 Mining Corp. Unless otherwise noted, all financial information is presented in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Certain totals, subtotals and percentages may not reconcile due to rounding. This information is available on our website at www.hut8mining.com, on the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

In this MD&A, unless the context otherwise requires, all references to “we”, “us”, “our”, “Hut 8”, and the “Company” refer to Hut 8 Mining Corp. and its subsidiaries as one enterprise; all references to “digital assets” refer to Bitcoin; and all references to “Management” refer to the directors and executive officers of the Company.

The Company qualifies as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

To assist investors in assessing our financial performance, this discussion also makes reference to certain non- IFRS measures that are not separately defined under IFRS such as “adjusted EBITDA” and “mining profit”. Non-IFRS measures do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures” section of this MD&A for reconciliations of non-IFRS measures to IFRS measures.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and 2021 (In thousands of Canadian Dollars, except per share amounts)
FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” within the meaning of applicable securities laws, such as statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. They are based on certain factors and assumptions, including expected growth, results of operations, business prospects and opportunities. Use of words such as “may”, “will”, “would”, “could”, “should”, “intend”, “plan”, “anticipate”, “allow”, “predict”, “estimate”, “expect”, “might, “potential”, “likely” “believe”, or other words of similar effect may indicate a “forward-looking” statement. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including those described in our publicly filed documents and in this MD&A under the heading “Risks and Uncertainties”. Those risks and uncertainties include, but are not limited to, the ability to maintain profitability and manage growth, reliance on information systems and technology, reputational risk, reliance on key professionals, the ability to successfully integrate acquisitions, digital asset mining difficulty, electricity rate risks, general economic conditions and pandemics, natural disasters or other unanticipated events (including the novel coronavirus (“COVID-19”) pandemic). Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf.

In particular, but without limiting the foregoing, this MD&A contains forward-looking statements pertaining to: the Company’s growth strategy; the Company’s expectations regarding the digital asset revolution and its impact on Hut 8’s shareholders; the use of proceeds of the ATM (as defined herein); the Company’s ability to pay dividends in the future; the Company’s ability to collect outstanding accounts receivable; the Company’s ability to draw on existing loan facilities for additional liquidity; and the Company’s ability to  secure additional financing when required.

With respect to the forward-looking statements contained in this MD&A, Management has assessed material factors and made assumptions regarding, among other things: volatility in trading price; supply chain disruptions; the economic impacts of the COVID-19 pandemic; Hut 8’s ability to obtain qualified staff and equipment in a timely and cost-effective manner; predictability and consistency of the legislative and regulatory regime governing taxes and cryptocurrencies; the Company’s ability to acquire and deploy additional miners on a timely basis, and scale and increase the power supply at newly acquired digital asset mining sites; the value of cryptocurrencies potentially being subject to momentum pricing; the exposure of digital asset exchanges and other trading venues to fraud and failure due to being largely unregulated; the impact of geopolitical events on the supply and demand for cryptocurrencies; uncertainty of the acceptance and/or widespread use of digital assets; future cash flows; future sources of funding and Hut 8’s ability to obtain external financing when required and on acceptable terms; future debt levels; the timely receipt of regulatory approvals; and the impact of industry competition.

The forward-looking statements contained herein reflect Management’s current views, but the assessments and assumptions upon which they are based may prove to be incorrect. Although Management believes that its underlying assessments and assumptions are reasonable based on currently available information, given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements in this MD&A are qualified by these cautionary statements. Additional risks, uncertainties and other factors are discussed in the Company’s annual information form dated March 17, 2022, a copy of which is available electronically on the Company’s website at www.hut8mining.com, under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov.

Certain information in this MD&A is “financial outlook” within the meaning of applicable Canadian securities laws. The purpose of the financial outlook is to provide readers with disclosure of Hut 8’s reasonable expectations of its anticipated results. The financial outlook is provided as of the date of this MD&A. Readers are cautioned that the financial outlook may not be appropriate for other purposes.

These statements are made as of the date of this MD&A and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of us, our financial or operating results or our securities.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and 2021 (In thousands of Canadian Dollars, except per share amounts)
PART I – COMPANY AND HIGHLIGHTS

COMPANY

Hut 8 is one of North America’s largest innovation-focused digital asset miners, bullish on Bitcoin, blockchain, web 3.0 and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in energy-rich Alberta, Canada and a third site in Ontario, Canada, Hut 8 has industrial scale digital asset mining capacity, and given its operating history, one of the largest holdings of self-mined Bitcoin relative to other digital asset miners and publicly traded companies globally.

The Company’s acquisition of TeraGo Inc.’s (“TeraGo”) cloud and colocation data centre and cloud services business establishes Hut 8 as a leader in high-performance computing, providing unique positioning for the Company within the digital asset ecosystem. The high performance computing business spans from Toronto, Ontario to Vancouver, British Columbia with more than 36,000 square feet of geo-diverse data centre space powered by predominantly emission-free energy sources.

With this acquisition, Hut 8 is bridging traditional cloud and high-performance computing, taking an innovative approach to revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high-performance compute (Web 2.0) and nascent blockchain and Web 3.0 spaces. Hut 8 has established a Tier 0 to Tier 3 computing platform and allocated digital asset mining and open-source distributed ledger technology to traditionally underutilized areas in a conventional high performance compute data centre. The business consists of approximately 400 commercial customers, operating across a variety of industry verticals including gaming, visual effects, and government agencies, and a platform for the development of applications and services to underserved markets and customers in the growing digital asset, blockchain, gaming, and Web 3.0 industries.

Hut 8’s team of business-building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on environmental, social and governance alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

FINANCIAL SUMMARY

For the periods ended June 30	Three months ended(i)		Six months ended
	2022	2021	2022	2021
Financial results
Total revenue	$43,845	$33,549	$97,178	$65,532
Net (loss) income	(88,067)	(4,040)	(32,359)	15,094
Mining profit(ii)	14,904	19,329	47,813	37,272
Adjusted EBITDA(ii)	6,762	14,356	33,871	30,608

Per share
Net (loss) income – basic	$(0.49)	$(0.03)	$(0.19)	$0.13
Net (loss) income – diluted	$(0.49)	$(0.03)	$(0.19)	$0.12

Operating results
Digital assets mined	946	553	1,888	1,092

(i)
Certain comparative figures have been reclassified to conform with this presentation. The loss on revaluation of digital assets of $22,935 for the three months ended June 30, 2021, was reclassified to other comprehensive income.

(ii)
These items are non-IFRS measures and should not be considered a substitute or alternative for IFRS measures. see “Non-IFRS Measures” section in this MD&A below. Certain comparative figures have been restated where necessary to conform with current period presentation.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and 2021 (In thousands of Canadian Dollars, except per share amounts)
HIGHLIGHTS:

•
Revenue increased by $10.3 million to $43.8 million for the quarter ended June 30, 2022, compared to $33.5 million for the quarter ended June 30, 2021. The Company mined 946 Bitcoin in the quarter ended June 30, 2022, a 71% increase compared to the quarter ended June 30, 2021 due to increase in hashrate from additional highly efficient miners and ramp-up activities at the Company’s third mining site in North Bay, Ontario. The Company’s newly-acquired high performance computing operations generated $4.7 million of primarily recurring revenue in the quarter.

•
Net loss for the quarter ended June 30, 2022 was $88.1 million, compared to net loss of $4.0 million in the prior year’s quarter. The net loss is driven by the non-cash revaluation loss on digital assets, partially offset by the non-cash revaluation gain on warrants liability

•
Mining profit(i) was $14.9 million for the quarter ended June 30, 2022, compared to $19.3 million in the prior year’s quarter. The decrease in mining profit is mainly due to lower average Bitcoin price during the quarter, as well as higher average power costs, which were partially offset by the revenue associated with the higher number of Bitcoin mined.

•
Adjusted EBITDA(i) was $6.8 million for the quarter ended June 30, 2022, compared to $14.4 million the prior year’s quarter. Higher revenues from mining operations and contributions from the newly acquired high performance computing operations were offset by compressed mining margins due to average Bitcoin price and higher general and administrative expenses incurred to support the growth of the Company’s digital asset mining and high performance computing operations.

•
Net loss per share was $0.49 during the quarter ended June 30, 2022, compared to net loss per share of $0.03 for the same quarter in 2021. The higher net loss per share reflects the non-cash revaluation loss on digital assets, partially offset by higher revenue and the non-cash revaluation gain on warrants liability.

•
The Company’s third mining site at North Bay, Ontario, began initial ramp up on June 2, 2022 with approximately 20 MW of power as of June 30, 2022, with approximately 5,800 miners installed which are adding approximately 565 PH/s to Hut 8’s operating capacity.

•
The Company installed 7,199 new MicroBT M30S, M30S+ and M31S+ miners at the Drumheller, Alberta; Medicine Hat, Alberta; and North Bay, Ontario facilities during the quarter ended June 30, 2022. The installation of these miners brought the Company’s operating capacity to 2.78 EH/s as of June 30, 2022, an increase of 39% in hashrate compared to December 31, 2021.

•	The Company further strengthened its executive team with the appointment of Aniss Amdiss as Chief Legal Officer, effective July 11, 2022.

(i)
These items are non-IFRS measures and should not be considered a substitute or alternative for IFRS measures. See “Non-IFRS Measures” section in this MD&A below. Certain comparative figures have been restated where necessary to conform with current period presentation.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and 2021 (In thousands of Canadian Dollars, except per share amounts)
PART II – REVIEW OF FINANCIAL RESULTS

2022 SECOND QUARTER OPERATING RESULTS SUMMARY

	Three months ended				Six Months ended
For the periods ended June 30	2022	2021(i)	$ Change	% Change	2022	2021(i)	$ Change	% Change
Revenue	$43,845	$33,549	$10,296	31%	$97,178	$65,532	$31,646	48%
Cost of revenue	(47,686)	(16,632)	(31,054)	187%	(84,564)	(36,408)	(48,156)	132%
Gross (loss) profit	(3,841)	16,917	(20,758)	(123%)	12,614	29,124	(16,510)	(57%)
Gross (loss) profit margin	(9%)	50%			13%	44%

General and administrative expenses	(12,278)	(8,794)	(3,484)	40%	(23,812)	(15,336)	(8,476)	55%
Gain on disposition of digital assets	-	-	-	-	-	182	(182)	(100%)
Operating (loss) income	(16,119)	8,123	(24,242)	(298%)	(11,198)	13,970	(25,168)	(180%)

Foreign exchange gain (loss)	27	(212)	239	(113%)	(684)	(643)	(41)	6%
Net finance (expense) income	(1,543)	639	(2,182)	(341%)	(2,835)	987	(3,822)	(387%)
Amortization	(343)	-	(343)	-	(572)	-	(572)	-
Gain on revaluation of warrants liability	43,281	-	43,281	-	97,421	-	97,421	-
Loss on revaluation of digital assets	(104,898)	-	(104,898)	-	(104,898)	-	(104,898)	-
Net (loss) income before tax	(79,595)	8,550	(88,145)	(1,031%)	(22,766)	14,314	(37,080)	(259%)

Deferred income tax (expense) recovery	(8,472)	(12,590)	4,118	(33%)	(9,593)	780	(10,373)	NM
Net income (loss)	$(88,067)	$(4,040)	$(84,027)	NM	$(32,359)	$15,094	$(47,453)	(314%)

Net income (loss) per share:
- basic	$(0.49)	$(0.03)			$(0.19)	$0.13
- diluted	(0.49)	(0.03)			(0.19)	0.12

(i)
Certain comparative figures have been reclassified to conform with this presentation. The loss on revaluation of digital assets of $22,935 for the three months ended June 30, 2021, was reclassified to other comprehensive income

Three months ended June 30, 2022 versus June 30, 2021

Revenue for the quarter ended June 30, 2022, was $43.8 million compared to $33.5 million in the prior year period. The increase was primarily driven by the Company’s digital asset mining operations, where the Company mined 946 Bitcoin and generated $39.1 million of revenue, versus 553 Bitcoin mined and $31.4 million of revenue in the prior year period. The increase in Bitcoin mined is due to the significant increase in the Company’s average hashrate stemming from the expansion of the Company’s highly efficient mining fleet and ramp-up activities at the Company’s third mining site in North Bay, Ontario. The increase in the Company’s hashrate was partially offset by the increase in the Bitcoin mining network difficulty. The increase in revenue was achieved despite a 27% decrease in average Bitcoin price of ($41,366 for the current year quarter compared to $56,703 in the prior year’s quarter). The Company’s newly acquired high performance computing operations added $4.7 million of revenue.

Cost of revenue consists of site operating costs and depreciation and was $47.7 million for the second quarter of 2022 compared to $16.6 million in the period year period. Site operating costs consist primarily of electricity costs as well as personnel, network monitoring and equipment repair and maintenance costs at our mining and high performance computing operations. Site operating costs for the quarter ended June 30, 2022, was $26.8 million, of which $24.5 million was attributable to our mining operations and $2.3 million was attributable to our high performance computing operations. The average cost of mining each Bitcoin for the second quarter of 2022 was approximately $25,900, compared to approximately $24,700 per Bitcoin in the prior year for the same period. The increase in average cost of mining Bitcoin was primarily due to higher power prices, partially offset by the deployment of more efficient mining fleet. Depreciation expense increased to $20.9 million during the second quarter of 2022 compared to $3.0 million in the same period of 2021, driven by the significant deployment of new mining equipment over the past twelve months as well as $1.3 million of additional depreciation from our newly acquired high performance computing operations.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and 2021 (In thousands of Canadian Dollars, except per share amounts)
General and administrative expenses were $12.3 million for the quarter ended June 30, 2022, compared to $8.8 million in the prior year period. Included in general and administrative expenses are $1.9 million of expenses directly attributable to the newly acquired high performance computing operations. The remaining increase of $1.6 million is driven by sales tax expenses, share based compensation payments, salaries and benefits, as well as higher insurance expense. The increase was partially offset by lower investor relations and regulatory costs as the prior year included costs associated with the Company’s listing on the Nasdaq Global Select Market (the “NASDAQ”) and various capital markets initiatives. Insurance expense increased from $0.6 million to $1.3 million, reflecting increased premiums driven by global insurance markets, combined with an expansion of director and officer liability insurance and incremental coverage related to high performance computing operations. General, office and other costs increased mainly due to additional software licenses and travel costs. The increase in personnel costs is attributable to Company’s overall growth, including the onboarding of management personnel team to support the growth and operation of the high performance computing business.

Net finance expense was $1.5 million during the second quarter of 2022 compared to a net finance income of $0.6 million during the second quarter of 2021. The increase in net finance expense is due to a combination of higher interest expense on the Company’s loans payable, and a decrease in finance income as result of  the Company’s decision to temporarily suspend its Bitcoin yield program during the quarter ended June 30, 2022, due to market uncertainty and risk.

The Company recorded a $104.9 million non-cash loss on revaluation of its digital assets during the three months ended June 30, 2022, as a result of the decrease in price of Bitcoin. The Company incurred a total non-cash loss of $217.8 million on the revaluation of the Company’s holdings of Bitcoin, $112.9 million of the loss was offset against the accumulated gain recorded in other comprehensive income and the remaining $104.9 million non-cash loss was recorded as an expense in the statement of operations.

The Company recorded a $43.3 million non-cash gain on revaluation of its warrants liability during the three months ended June 30, 2022, as a result of a decrease in the fair value of the warrant liability. The decrease in fair value is primarily due to the decrease in the share price of the Company during the three months ended June 30, 2022.

Deferred income tax expense for the three months ended June 30, 2022 was $8.5 million, compared to deferred income tax expense of $12.6 million for the same period in 2021. The decrease in deferred tax expense was due to lower taxable income for the quarter.

Net loss was $88.1 million and net loss per share was $0.49 for the three months ended June 30, 2022, compared to net loss of $4.0 million and net loss per share of $0.03 for the same period in 2021. The change was driven by the higher cost of revenue and non-cash loss on revaluation of digital assets recorded in the second quarter of 2022.

Six months ended June 30, 2022 versus June 30, 2021

Revenue for the six months ended June 30, 2022, was $97.2 million compared to $65.5 million in the prior year period. The increase was primarily driven by the Company’s digital asset mining operations, where the Company mined 1,888 Bitcoin and generated $88.4 million of revenue, versus 1,092 Bitcoin mined and $61.9 million of revenue in the prior year period. The increase in Bitcoin mined is attributable to the more than doubling of average hashrate year over year stemming from additions to the Company’s highly efficient fleet of mining equipment and ramp-up activities at the Company’s third mining site in North Bay, Ontario. The increase in revenue came despite the lower average Bitcoin price of $46,836 for the six-month period ended June 30, 2022 compared to $56,697 in the same period of the prior year. The Company’s newly acquired high performance computing operations added $8.0 million of revenue. The Company earned $0.8 million of hosting revenue for the six months ended June 30, 2022, prior to acquiring the digital asset mining equipment of its remaining hosting customer during the period to become 100% self mining. This compares with hosting revenue of $3.6 million in the six months ended June 30, 2021.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and 2021 (In thousands of Canadian Dollars, except per share amounts)
Cost of revenue consists of site operating costs and depreciation. Site operating costs for the six months ended June 30, 2022, was $45.3 million, of which $41.4 million was attributable to our mining operations and $3.9 million was attributable to our high performance computing operations. The average cost of mining each Bitcoin for the six months ended June 30, 2022, was approximately $24,000, compared to approximately $25,300 per Bitcoin in the prior year for the same period. The decrease is primarily due to the deployment of more efficient mining equipment, which was partially offset by higher power prices during the six months ended June 30 2022 compared to the same period in 2021. Depreciation expense increased to $39.3 million during the six months ended June 30, 2022, compared to $8.8 million in the same period of 2021, driven by the increased number of miners deployed over the past twelve months as well as $2.0 million of additional depreciation expense related to our newly acquired high performance computing operations.

General and administrative expenses were $23.8 million for the six months ended June 30, 2022, compared to $15.3 million in the prior year period. Included in general and administrative expenses are $2.6 million of expenses attributable to the newly acquired high performance computing operations. The remaining increase of $5.9 million is driven by sales tax expenses, professional fees, salaries and benefits, as well as higher insurance expense. The increase was partially offset by lower investor relations and regulatory costs as the prior year included costs associated with the Company’s listing on the Nasdaq Global Select Market (“NASDAQ”) and various capital markets initiatives. Insurance expense increased from $0.8 million to $2.4 million, reflecting increased premiums driven by global insurance markets, combined with an expansion of director and officer liability insurance and incremental coverage related to the high performance computing operations. General, office and other costs increased mainly due to additional software licenses, and travel costs. Sales tax expense increased by $3.4 million mainly driven by overall increase in the Company’s purchases.

Net finance expense was $2.8 million during the first six months of 2022 compared to a net finance income of $1.0 million during the first six months 2021. The increase in net finance expense is due a combination of higher interest expense on the Company’s loans payable, and a decrease in finance income as result of the Company’s decision to temporarily suspend its Bitcoin yield program during the quarter ended June 30, 2022, due to market uncertainty and risk.

The Company recorded a $104.9 million non-cash loss on revaluation of its digital assets during the three months ended June 30, 2022, as a result of the decrease in price of Bitcoin. The Company incurred a total non-cash loss of $223.5 million on the revaluation of the Company’s holdings of Bitcoin, of which $118.6 million was offset against the accumulated gain recorded in other comprehensive income and the remaining $104.9 million non-cash loss was recorded as an expense in statement of operations.

The Company recorded a $97.4 million non-cash gain on revaluation of its warrants liability during the six months ended June 30, 2022, as a result of a decrease in the fair value of the warrant liability. The decrease in fair value is primarily due to the decrease in the share price of the Company during the six months ended June 30, 2022.

Deferred income tax expense for the six months ended June 30, 2022 was $9.6 million, compared to a deferred income tax income of $0.8 million for the same period in 2021. The increase in deferred tax expense was due to lower taxable income.

Net loss was $32.4 million and net loss per share was $0.19 for the six months ended June 30, 2022, compared to net income of $15.1 million and net income per share of $0.13 for the same period in 2021. The change was driven by the higher cost of revenue and non-cash loss on revaluation of digital assets partially offset by the gain recorded on the revaluation of warrants liability for the six months ended June 30, 2022.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and 2021 (In thousands of Canadian Dollars, except per share amounts)
SUMMARY OF QUARTERLY INFORMATION

The table below highlights our quarterly results for the eight most recently completed quarters:

For the three months ended	Jun 30, 2022 Q2	Mar 31, 2022 Q1	Dec 31, 2021 Q4	Sep 30, 2021 Q3	Jun 30, 2021 Q2	Mar 31, 2021 Q1(i)(ii)	Dec 31, 2020 Q4	Sep 30, 2020 Q3
Revenue	$43,845	$53,333	$57,901	$50,341	$33,549	$31,983	$12,986	$5,755
Net income (loss)	(88,067)	55,708	(111,178)	23,374	(4,040)	19,134	27,330	(900)
Net income (loss) per share:
- Basic	$(0.49)	$0.33	$(0.67)	$0.16	$(0.03)	$0.17	$0.28	$(0.01)
- Diluted	$(0.49)	$0.31	$(0.67)	$0.15	$(0.03)	$0.15	$0.28	$(0.01)

(i)
Certain comparative figures have been reclassified to conform with this presentation. The loss on revaluation of digital assets of $22,935 for the three months ended June 30, 2021, was reclassified to other comprehensive income

Generally, the revenue generated from the Company’s mining operations was the primary contributor to the quarterly variations in revenue and net income (loss). Over the last eight completed quarters, the factors discussed below caused variations in revenues and net income on a quarterly basis:

In Q2 2022, the Company mined 946 Bitcoin at an average revenue per Bitcoin mined of $41,368, contributing $39.1 million to revenue. The Company also earned $4.7 million from the high performance computing line of business. The net loss of $88.1 million was predominantly driven by a non-cash loss of $104.9 million related to the revaluation of the Company’s Bitcoin holdings, which was partially offset by a $43.3 million non-cash gain on revaluation of warrants, and increased cost of revenue and general and administrative expenses associated with the growth of the business and costs related to the high performance computing operations.

In Q1 2022, the Company mined 942 Bitcoin at an average revenue per Bitcoin mined of $52,327, contributing $49.3 million to revenue. The Company also earned $3.3 million from its newly acquired high performance computing line of business. The net income of $55.7 million was attributable to the increase in revenue, as well as a $54.1 million non-cash gain on revaluation of warrants. These were partially offset by increased cost of revenue and general and administrative expenses associated with the growth of the business and costs related to the high performance computing operations.

In Q4 2021, the Company mined 789 Bitcoin at an average revenue per Bitcoin mined of $70,364, contributing $55.5 million to revenue. The Company also earned $2.4 million from its hosting clients. The Company purchased one of its hosting customer’s equipment during the fourth quarter of 2021 and deployed the equipment to mine digital assets. The Company incurred a net loss of $111.2 million as the increase in revenue was more than offset by increased cost of revenue and general and administrative expenses associated with the growth of the business and transaction costs related to data center business and a $114.2 million non-cash loss on revaluation of warrant liability.

In Q3 2021, the Company mined 905 Bitcoin at an average revenue per Bitcoin mined of $52,967, contributing $47.9 million to revenue. The net income of $23.4 million was driven by the revenue generated from the Company’s mining operations, partially offset by increased cost of revenue and general and administrative expenses associated with the growth of the business.

In Q2 2021, the Company mined 553 Bitcoin at an average revenue per Bitcoin mined of $56,703, contributing $31.4 million to revenue. The net loss of $4.0 million occurred as a result of $12.6 million of deferred tax expense and higher general and administrative expenses associated with the Company’s growth and expansion. The Company also extended the useful life of its infrastructure assets from 4 to 10 years, resulting in a lower depreciation expense of $3.0 million, compared to Q1-2021 expense of $5.8 million.

In Q1 2021, the Company mined 539 Bitcoin at an average revenue per Bitcoin mined of $56,692, contributing $30.6 million to revenue. Net income of $19.1 million was due to the revenue generated, partially offset by site operating costs, and general and administrative expenses.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and 2021 (In thousands of Canadian Dollars, except per share amounts)
In Q4 2020, the Company mined 516 Bitcoin at an average revenue per Bitcoin mined of $22,730, contributing $11.7 million to revenue. Net income of $27.3 million was driven by a gain of $13.2 million from the reversal of prior-year impairment charges, and a deferred tax recovery of $15.0 million associated with the unrealized gain on the fair value of the Bitcoin.

In Q3 2020, the Company mined 372 Bitcoin at an average revenue per Bitcoin mined of $14,152, contributing $5.3 million to revenue. The net loss of $0.9 million was impacted by higher costs incurred, which more than offset the revenue generated from the Company’s mining operations and the $5.6 million revaluation gain of its Bitcoin at quarter-end.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and 2021 (In thousands of Canadian Dollars, except per share amounts)
PART III – NON-IFRS MEASURES

NON-IFRS MEASURES

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore not necessarily comparable to similar measures presented by other companies. The Company uses non-IFRS measures including “Adjusted EBITDA” and “Mining profit” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective and should not be viewed as alternatives to, or replacements of, measures of operating results and liquidity presented in accordance with IFRS.

The following tables and definitions reconcile non-IFRS measures used by the Company to analyze the operational performance of Hut 8, to their nearest IFRS measure and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2022 and 2021.

Mining Profit

“Mining profit” represents gross profit (revenue less cost of revenue), excluding depreciation and revenue and site operating costs directly attributable to hosting services and high performance computing operations. Mining profit shows profitability of the Company’s core digital asset mining operation, without the impact of non-cash depreciation expense. Mining profit measure provides the investors the ability to assess the profitability of the mining operations exclusive of general and administrative expenses.

The following table reconciles gross profit (loss) to our non-IFRS measure, mining profit:

	Three Months Ended		Six Months Ended
For the periods ended June 30	2022	2021	2022	2021
Gross (loss) profit	$(3,841)	$16,917	$12,614	$29,124
Add (deduct):
Revenue from hosting	–	(2,193)	(751)	(3,618)
Revenue from high performance computing	(4,713)	–	(8,001)	–
Site operating costs attributable to hosting	243	1,628	797	2,986
Site operating costs attributable to high performance computing	2,311	–	3,885	–
Depreciation	20,904	2,977	39,269	8,780
Mining profit	$14,904	$19,329	$47,813	$37,272

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and 2021 (In thousands of Canadian Dollars, except per share amounts)
Adjusted EBITDA

“Adjusted EBITDA” represents EBITDA (net income or loss excluding net finance income or expense, income tax or recovery, depreciation, and amortization) adjusted to exclude non-cash share-based compensation, fair value gain or loss on revaluation of digital assets and warrants, non-recurring impairment charges or reversals of impairment, and costs associated with one-time or non-recurring transactions. Adjusted EBITDA is used to assess profitability without the impact of non-cash accounting policies, capital structure and one-time or non-recurring transactions. This performance measure provides a consistent comparable metric for profitability of the Company across time periods.

The following table reconciles net income (loss) to our non-IFRS measure, adjusted EBITDA:

For the periods ended June 30 (CAD thousands)	Three Months Ended		Six Months Ended
	2022	2021	2022	2021
Net (loss) income	$(88,067)	$(4,040)	$(32,359)	$15,094
Add (deduct):
Net finance costs	1,543	(639)	2,835	(987)
Depreciation and amortization	21,247	2,977	39,841	8,780
Share based payment	1,977	1,768	3,276	4,524
Gain on used of digital assets	–	–	–	(182)
Foreign exchange (gain) loss	(27)	212	684	643
Share based payment taxes withholding	–	–	–	1,245
One-time transaction costs	–	470	1,611	470
Deferred income tax recovery (expense)	8,472	12,590	9,593	(780)
Sales tax expense	–	1,018	913	1,801
Revaluation of digital assets	104,898	–	104,898	–
Gain on revaluation of warrants	(43,281)	–	(97,421)	–
Adjusted EBITDA	$6,762	$14,356	$33,871	$30,608

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and 2021 (In thousands of Canadian Dollars, except per share amounts)
PART IV - FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

CASHFLOW INFORMATION

The following table provides an overview of the Company’s cash flows for the periods indicated:

For the periods ended June 30	Six months ended
	2022	2021
Net cash provided by (used in):
Operating activities	$(55,764)	$(30,667)
Investing activities	(85,592)	(71,777)
Financing activities	61,378	192,309
Increase (decrease) in cash	$(79,978)	$89,865

Net cash used in operating activities for the six months ended June 30, 2022, was $55.8 million, compared to $30.7 million in the same period of the prior year. The difference is primarily attributed to digital assets mined which have not been liquidated for cash, totaling $88.4 million in the first six months of 2022, versus $61.9 million in the prior year period.

Cash used in investing activities for the six months ended June 30, 2022, amounted to $85.6 million, versus $71.8 million in the same period of the prior year. The increase was driven by the $30.2 million acquisition of the high performance computing operations and investment in digital asset mining equipment and construction of the North Bay, Ontario site, compared to a lower level of spending on purchases and deposits on mining equipment in the prior year period.

Cash provided by financing activities for the six months ended June 30, 2022, was $61.4 million. The Company raised $75.9 million of net proceeds from its previously announced $82.5 million (US$65 million) at-the-market (“ATM”) offering, which was partially offset by $11.1 million of equipment financing repayments and $3.4 million of finance expenses paid associated with the respective equipment financing and lease liabilities. This compares to cash provided by financing activities of $192.3 million in the same period of the prior year, reflecting the private placement of $180.0 million completed in January 2021 and June 2021, partially offset by $25.4 million in loan repayments.

The Company may be able to access additional liquidity through the issuance of securities, drawing down on existing debt facilities and the sale of digital assets. The Company manages and continually monitors its commitments and contractual obligations to ensure that these can be met with funding provided by capital resources available. However, our ability to fund operating expenses, capital expenditures and future debt service requirements will depend on, among other things, our ability to source external funding, our future operating performance, which will be affected by the profitability of digital asset mining, our ability to meet our debt covenants, and general economic, financial and other factors, including factors beyond our control such as the COVID-19 pandemic, inflation and recessionary conditions. See “Forward-Looking Statements” and “Risks and Uncertainties”.

DIVIDENDS

The Company has never paid dividends. Payment of any future dividends, if any, will be at the discretion of the Company’s board of directors after taking into account many factors, including operating results, financial condition, and current and anticipated cash needs. All of the common shares in the capital of Company will be entitled to an equal share in any dividends declared and paid on a per share basis.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and 2021 (In thousands of Canadian Dollars, except per share amounts)
FINANCIAL POSITION

The following is a summary of key balance sheet items as at the following period ends:

As at	June 30, 2022	December 31, 2021
Cash	$60,132	$140,127
Accounts receivable and other	2,927	647
Digital assets	188,812	323,946
Current and long-term deposits and prepaid expenses	112,626	159,863
Plant and equipment	194,793	96,126
Intangibles assets and goodwill	13,578	–
Accounts payable and accrued liabilities	12,180	9,570
Current and long-term lease liabilities	19,979	643
Current and long-term loans payable	29,826	40,051
Warrant liability	1,600	99,021
Deferred tax liabilities	–	5,456
Total shareholders’ equity	509,283	565,968

Cash

As of June 30, 2022, the Company had cash on hand of $60.1 million compared to $140.1 million as of December 31, 2021. The changes in cash are discussed above in the summary of cash flow activities.

Accounts receivable and other

The Company’s accounts receivable and other balance increased by $2.3 million due to acquisition of the high performance computing operation.

Digital assets

As of June 30, 2022, digital assets had a fair market value of $188.8 million (December 31, 2021 - $323.9 million) and consists of 7,406 Bitcoin (December 31, 2021 – 5,518 Bitcoin). The decrease in digital assets value was due to a decline in Bitcoin price, which was $25,495 as of June 30, 2022, compared to $58,707 as of December 31, 2021.  This decrease was partially offset by an increase in number of Bitcoin mined and held, as the Company mined 1,888 Bitcoin during the quarter ended June 30, 2022, all of which was deposited into custody.

The Company had all of its Bitcoin held in custody as of June 30, 2022 and did not have any Bitcoin subject to outstanding lending arrangements. The digital assets balance as of December 31, 2021, included 2,000 Bitcoin subject to lending arrangements with a fair market value of $117.4 million.

Deposits and prepaid expenses

The Company’s deposits and prepaid expenses balance decreased by $47.2 million, primarily due to $78.5 million of mining equipment and $23.6 million of infrastructure assets that were put into service. These decreases were partially offset by additions of $54.9 million in prepayments for mining equipment and infrastructure.

Plant and equipment

The Company’s plant and equipment increased by $98.7 million to $194.8 million, driven by $78.5 million of new mining equipment being put into service, acquisition of $24.9 million of assets from the newly acquired high performance computing operations, and $23.6 million of mining infrastructure additions (primarily related to the development of our North Bay site).

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and 2021 (In thousands of Canadian Dollars, except per share amounts)
Intangibles and goodwill

The Company’s intangibles and goodwill balance relates to the Company’s acquisition of high performance computing operations from TeraGo. The Company recorded $10.4 million in customer relationships, net of amortization, and $3.1 million of goodwill as of June 30, 2022.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities increased by $2.5 million due to higher accruals and outstanding payable balances associated with high performance computing operations.

Lease liabilities

The current and long-term lease liabilities increased by $19.3 million due to recognition of six new leases under IFRS 16 – Leases, five of which were assumed as part of the high performance computing acquisition, with the  sixth lease relating to the Company’s mining site in North Bay, Ontario.

Loans payable

The current and long-term loans payable decreased by $10.2 million due to the scheduled loan repayments of the equipment financing loans.

Warrant liability

The warrant liability decreased by $97.4 million due to the decline in the Company’s share price during the six months ended June 30, 2022, which is a key input in the valuation of the warrant liability.

Deferred tax liabilities

The Company’s deferred tax liabilities decreased by $5.5 million due to deferred tax expense incurred on the taxable income for the six months ended June 30, 2022.

Total shareholders’ equity

Shareholders’ equity decreased from $566.0 million as of December 31, 2021, to $509.3 million as of June 30, 2022, due to the unrealized loss associated with the revaluation of the digital assets held by the Company.  This net loss was partially offset by the increase in share capital stemming from issuances under the Company’s ATM offering.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and 2021 (In thousands of Canadian Dollars, except per share amounts)
CAPITAL RESOURCES

As at	June 30, 2022	December 31, 2021
Cash	$60,132	$140,127
Loans payable	29,826	40,051
Shareholders’ equity	509,283	565,967

Loans Payable

Trinity Capital Inc. (“Trinity”)

The Company has a loan outstanding as at June 30, 2022, of $31.0 million with Trinity (December 31, 2021 - $34.2 million), net of deferred financing costs of $1.2 million (December 31, 2021 - $1.4 million). The loan bears a nominal interest rate of 9.5% and is secured against the financed equipment. The Company made principal payments during the six months ended June 30, 2022 totaling $5.2 million and recorded a foreign exchange loss of $0.6 million (December 31, 2021 - $0.3 million).

Foundry Digital LLC (“Foundry”)

The Company fully repaid its equipment financing loan with Foundry during the six months ended June 30, 2022. The security interest against the financed equipment was released concurrent with the repayment.

Share Capital

As of the date of this MD&A, the Company’s issued, and outstanding share capital is composed of 194,394,391 common shares, 480,000 stock options, 154,467 warrants recorded in equity, 15,160,001 warrants recorded as a financial liability, 3,497,031 restricted share units, and 256,315 deferred share units.

On February 11, 2022, the Company entered into an ATM offering agreement to sell the Company’s common shares with maximum proceeds of up to $82.5 million (US$65.0 million). During the six months ended June 30, 2022, the Company issued 22,098,392 common shares totaling $77.4 million (US$61.2 million) under the ATM offering and incurred $1.5 million in issuance costs. Subsequent to June 30, 2022, the Company issued an additional 2,331,068 common shares totaling $4.9 million (US$3.8 million) and incurred $0.1 million in issuance costs.

The Company’s capital currently consists of common shares. The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to have sufficient capital to be able to identify, evaluate and then acquire an interest in a business or assets. The Company does not have any externally imposed capital requirements to which it is subject. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the Company’s assets. To maintain or adjust its capital structure, the Company may attempt to issue new securities. See “Forward-Looking Statements” and “Risks and Uncertainties” of this MD&A.

Commitments

The Company has an open term revolving credit facility with Galaxy Digital with a facility size of up to US$50 million which upon posting digital asset collateral, the Company can draw on as an additional source of liquidity. As of June 30, 2022, the facility has an outstanding balance of $nil (December 31, 2021 - $nil).

The Company does not have any material contractual obligations other than those described in this MD&A and does not have any off-balance sheet financing arrangements.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and 2021 (In thousands of Canadian Dollars, except per share amounts)
PART V - RISKS

RISKS AND UNCERTAINTIES

The results of operations, business prospects and financial considerations of the Company remain subject to a number of risks and uncertainties and are affected by a number of factors outside of our control. For more information about our risks and uncertainties, please refer to the “Risks and Uncertainties” section of our MD&A for the year ended December 31, 2021, and the “Risk Factors” section of the AIF dated March 17, 2022. The risks and uncertainties remain substantially unchanged from those previously disclosed.

PART VI  ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES AND INTERNAL CONTROLS

ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the unaudited interim condensed financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported assets, liabilities, revenue and expenses, consistent with those described in the Company’s annual financial statements and as described in these interim financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Estimates are based on historical experience and other assumptions that are considered reasonable in the circumstances. The actual amount or values may vary in certain instances from the assumptions and estimates made. Changes will be recorded, with corresponding effect in profit or loss, when, and if, better information is obtained. The future impact of uncertainties around the outbreak of the novel coronavirus (“COVID-19”) pandemic could generate, in future reporting periods, a risk of material adjustment to the reported amounts of assets, liabilities, revenue and expenses in the interim financial statements. Examples of accounting estimates and judgments that may be impacted by the pandemic include: revenue recognition, impairment of goodwill and intangible assets, and allowance for expected credit losses.

The Company operates in the digital asset industry, many aspects of which are not specifically addressed by current IFRS guidance. IFRS does not currently provide specific guidance to address many aspects of the digital asset industry. The Company is required to make judgments as to the application of IFRS and the selection of its accounting policies. The Company has disclosed its presentation, recognition and derecognition, and measurement of digital currencies, and the recognition of revenue as well as significant assumptions and judgments, however, if specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s earnings and financial position as presented.

For a full discussion of accounting policies, including new and revised standards issued by the IASB and estimates and judgments, refer to the audited consolidated financial statements for the years ended December 31, 2021 and 2020, the annual MD&A for the year ended December 31, 2021 and Note 3 of the unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2022.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and 2021 (In thousands of Canadian Dollars, except per share amounts)
MANAGMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Company. The DC&P provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer of the Company.  The ICFR have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

No changes were made in the Company’s design of internal controls over financial reporting during the quarter ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Due to inherent limitations in all controls systems, a control system can provide only reasonable, not absolute, assurance that the objective of the control system is met and may not prevent or detect misstatements or instances of fraud. Management’s estimates may be incorrect, or assumptions about future events may be incorrect, resulting in varying results. Additionally, controls may be circumvented by the unauthorized acts of individuals, by collusion of two or more people or by Management override.

ABBREVIATIONS

The following summarizes the abbreviations used in this document:

EH	exahash
EH/s	exahash per second
MW	megawatts
PH	petahash
PH/s	petahashes per second